UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date November 27, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

H SHAREHOLDERS CLASS MEETING
ATTENDANCE SLIP

To: China Eastern Airlines Corporation Limited (the “Company”)

I/We intend to attend the Company’s class meeting of the holders of H shares of the Company to be held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 2:00 p.m. on Tuesday, 8 January 2008, personally/by appointing a proxy.

Name
Number of H Shares Held
IC/Passport Number
Shareholder’s Number
Correspondence Address
Telephone Number

Signature(s): ___________________________________                         Date:_________________

Note:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3.	Please attach a photocopy of your documents certifying your shareholding.

4.	As for items “personally/by appointing a proxy” and “IC/Passport number(s)”, please delete as appropriate.

5.
This slip must be completed and signed, and be received by the Company at its place of business at No. 2550 Hongqiao Road, Shanghai, the People’s Republic of China by 4:00 p.m. on Tuesday, 18 December 2007 (if in person or by facsimile) or between Wednesday, 12 December 2007 to Tuesday, 18 December 2007 (if by post). The slip must be addressed for the attention of the Office of the Secretary of the Board of Directors.

The slip can be sent to the Company by way of personal delivery, by mail (zip code: 200335) or by fax (fax number: +86 21 62686116).

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Proxy Form for the H Shareholders Class Meeting to be held on Tuesday, 8 January 2008

I/We ________________________________________________________________________________________________________________________________________ (Note 1),
H Shares shareholder account number (if applicable): __________________________________________________________________________________________________________,
address: ______________________________________________________________________________________________________________________________________ (Note 1),
hold ______________________________________________________________________________H Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”)
and hereby appoint the chairman of the H Shareholders Class Meeting or Mr/Ms. __________________________________________________________________________________of
address: ______________________________________________________________________________________________________________________________________(Note 3),
to represent me/us to attend the H Shareholders Class Meeting to be held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 2:00 p.m. on Tuesday, 8 January 2008 or any adjournment thereof (the “H Shareholders Class Meeting”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the H Shareholders Class Meeting (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the resolutions below. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)
1.  “THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the Investor Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Investor Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,235,005,263 new H Shares and 649,426,737 new H Shares by the Company to SIA and Temasek respectively pursuant to the Investor Subscription Agreement.”

2.  “THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the CEA Holding Subscription Agreement be approved, ratified and confirmed and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the CEA Holding Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,100,418,000 new H Shares by the Company to CEA Holding pursuant to the CEA Holding Subscription Agreement.”

Signature(s):_________________________________________ (Note 5)                             Date:_____________________________

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.	Please fill in the number of H Shares registered in your name(s). If such number is not provided, this form of proxy will be deemed to relate to all the H Shares registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the H Shareholders Class Meeting, please delete the words “the chairman of the H Shareholders Class Meeting or” and fill in the name and address of the proxy as appointed by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the shareholder signing this proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“_”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“×”) in the box marked “Disagree”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	In the event that the shareholder appointing a proxy is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

7.	If more than one proxy have been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

8.	If a proxy attends the H Shareholders Class Meeting, appropriate identification documents must be produced.